

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Itzhak Ostashinsky
Chief Executive Officer
Crowd 4 Seeds, Inc.
24 Tcharnihovsky St.
Kfar Saba, Israel, 44150

      Re: Crowd 4 Seeds, Inc.
              Registration Statement on Form S-1
              Filed March 25, 2015
              File No. 333-202970

Dear Mr. Ostashinsky:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   We note that your disclosure in the footnote to the fee table and the cover page of the prospectus references certain shares to be sold on behalf of selling shareholders; however, we were unable to locate any additional disclosure pertaining to such resales in the registration statement, including the draft opinion which appears to covers only an

issuance of shares by the company. Please revise to clarify throughout the registration statement, including the summary and distribution sections, whether shares are being offered for resale and include the disclosure required under Item 507 of Regulation S-K.

4. We note your disclosure on page 24 of the business section that "Crowd 4 Seeds plans to match Israeli startups looking to raise funds with potential investors from all over the world seeking to make investments in such companies." We also note your disclosure on page 24 that "[you] will receive a certain percentage as a transactional success fee for each fundraising campaign that reaches its funding goal." Please advise us whether Crowd 4 Seeds is registered or intends to register as a broker-dealer. If not, please provide us with an analysis as to why the company's activities would not require that it register as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934 or tell us what exception or exemption from registration it is relying upon. We may refer your response to the Division of Trading & Markets.

Prospectus Cover Page

5. Please move the disclosure following the "Table of Contents" on page 2, regarding the net proceeds, the Commission legend and the date of the prospectus, to the cover page of the prospectus. Also include any selling shareholders' net proceeds, as applicable. See Item 501(b)(3) of Regulation S-K.

6. Please supplement your disclosure in the second to last paragraph on the cover page to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 5

Risks Related to Our Business, page 5

General

7. Please revise to include a risk factor to make clear, if true, that management does not have any public company experience.

Equity-based crowdfunding regulation has yet to be fully approved, page 5

8. Please revise your discussion of the current "advanced stage" regulations so that the disclosure does not mitigate the risk you are describing.

There are significant potential conflicts of interest., page 8

9.   Please supplement your disclosure here to disclose potential conflicts of interest that may arise.

Use of Proceeds, page 16

10.   We note that the company is raising $500,000 in the offering; however, the use of proceeds table only reflects the costs of the offering. Please describe the principal purpose of the proceeds and the approximate amount to be used for each purpose. See Item 504 of Regulation S-K.

11.   Please disclose the order of priority of the use of proceeds if less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 18

12.   Please tell us how you calculated $0.047 as the book value per share after the offering assuming 1,000,000 shares are sold.

Management's Discussion and Analysis or Plan of Operations

Operations, page 21

13.   Please revise your disclosure here or in the business section to include the information under Items 101(a)(2) and 303 of Regulation S-K. Please disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please explain how the company intends to meet each of the milestones if it cannot receive funding. We may have further comments.

14.   Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

Results from Operations

Selling, General and Administrative Expenses, page 21

Liquidity, page 22

15.   We note that you have devoted current resources to planning your business and completing this offering, as well as your discussion of certain costs estimates over "the next few years." Please expand to discuss the company's specific cash requirements for next 12 months to continue its operations.

16.   Your disclosure under this heading indicates that the work needed to initiate and complete an initial version of your website, attract developers, and initiate your marketing plans, will be approximately $500,000 if outside contractors and experts are used. However, we note that throughout the filing you state that the cost to develop your business plan as currently outlined will be in excess of $500,000. Please clarify and reconcile any such statements.

Description of Business

17.   Please disclose the effect of existing governmental regulations on your business as required by Item 101(h)(4)(ix) of Regulation S-K.

Company Overview, page 23

18.   Please revise your disclosure here to more fully describe your historical and current activities. See Item 101(h) of Regulation S-K.

Business Model

Transaction Revenue Model, page 24

19.   Please revise to better discuss the transaction success fee, including whether the company plans to employ tiered funding goals for clients.

20.   Please revise to better explain the mechanics of activities you plan to conduct on behalf of such clients.

Directors, Executive Officers, Promoters and Control Persons, page 26

21.   Please revise Mr. Ostashinsky's biographical disclosure to include his principal occupation and employment for the past five years, giving exact dates and titles. Include in your revised narrative a discussion of Mr. Ostashinsky's specific experience with providing crowdfunding services to developing businesses or advise.

22.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ostashinsky should serve as a director.

Experts and Counsel, page 38

23.   Please provide all disclosures required by Item 509 of Regulation S-K pertaining to your relationship with counsel, including shares currently held by such person or advise.

Financial Statements as of December 31, 2014

24.   We note that you are based in Israel and that your business plan involves connecting Israeli start-ups with investors. However, your financial statements are presented in U.S. Dollars and do not appear to include any foreign currency adjustments. Please revise to clarify if the U.S. Dollar is your functional currency. Further, please revise to include an accounting policy for foreign currency matters.

Note 4 – Commitments and Contingencies, page F-10

25.   Please revise your disclosure in this footnote to indicate that your counsel is a related party and reference the further disclosure in Note 8.

Note 8 – Transaction with Related Party, page F-12

26.   Please expand your disclosure related to item "B" to discuss the nature of the relationship. Please refer to paragraph 1 of ASC 850-10-50.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 39

Item 15. Recent Sales of Unregistered Securities, page 41

27.   We note your disclosure that you sold 804,000 shares of common stock pursuant to Regulation S of the 1933 Act. Please provide a detailed explanation regarding how each such sale complied with the requirements set forth in paragraph (b) of Rule 903 of Regulation S. Refer to Item 701(d) of Regulation S-K. Refer to Item 701(d) of Regulation S-K.

Item 16 Exhibits - Legal Opinion

28.   Please revise the opinion to opine upon the legality of the securities under the laws of the state in which the company is incorporated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief